Exhibit 99.2

ASX ANNOUNCEMENT 3 December 2014 ___________________________________________________________________________________ Appendix 3B and Convertible Note Cleansing Notice Melbourne, Australia, 3 December 2014: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) is pleased to advise that the Company has today issued the Convertible Note (the “Note”) described in the Company’s ASX announcement dated 15 September 2014, which was approved by the Company’s shareholders at the AGM that was held on 25 November 2014. A notice issued under section 708A(12C)(e) of the Corporations Act 2001 (Cth) in respect of the Note is attached to this announcement. FOR FURTHER INFORMATION PLEASE CONTACT Ms. Alison Mew Mr. Eutillio Buccilli Candice Knoll (USA) Chief Executive Officer Chief Operating Officer & Blueprint Life Science Group Chief Financial Officer +1 (415) 375 3340, Ext. 105 Genetic Technologies Limited Genetic Technologies Limited +61 3 8412 7009 + 61 3 8412 7050 About Genetic Technologies Limited Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid). The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species. Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio. Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com. Safe Harbor Statement Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC. Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Genetic Technologies Limited ACN 009 212 328 Notice issued under section 708A(12C)(e) of the Corporations Act 2001 (Cth) On 15 September 2014, Genetic Technologies Limited ACN 009 212 328 (“Company”) announced plans to restructure and realign its group activities. The changes proposed would enable the Company to focus its strategy on the U.S. molecular diagnostics (“MDx”) market and commercialisation of the Company’s lead breast cancer risk test, BREVAGenplus®. The aim being to provide investors with a focused MDx company and refined US commercialisation strategy for BREVAGenplus, with a significantly reduced operating cost base. In support of these plans, the Company finalised the raising of $2.15M via the issue of unlisted secured (debt) notes (Notes) to existing and new Australian institutional and wholesale investors. The Notes carry a 10.0% coupon rate, and subject to shareholder approval or, where the Company otherwise notifies that the Notes are convertible (in compliance with all applicable laws), the Notes will be convertible into ordinary shares (at a 10.0% discount to the 5 day VWAP). The Notes also carry free attached options to purchase further shares in the Company (Options) that are also subject shareholder approval. At the 25 November 2014, the Annual General Meeting, Company shareholders approved the conversion under Notes and the grant of the Options. The Company has today issued the Convertible Note to all registered debt note holders. The funds raised will be used to support the Company’s short-term capital requirements and, together with existing cash reserves, will support the Company’s refocused U.S. MDx strategy. The Convertible Note was issued without disclosure to investors under Part 6D.2 of the Corporations Act 2001 (Cth) (Act). The Company issues this notice (Cleansing Notice) under section 708A(12C)(e) of the Act (as inserted by ASIC Class Order CO [10/322] On-sale for Convertible Note issued to wholesale investors) (Class Order) to enable any ordinary shares in the capital of the Company (Company Shares) to issue on the conversion of the Convertible Note to be on-sold to retail investors without further disclosure. 1. Contents of this Cleansing Notice This Cleansing Notice sets out the following information: (a) in relation to the Convertible Note: (i) the effect that the issue of the Convertible Note and the issue of the Company Shares on the conversion of Convertible Note has on the Company; and (ii) a summary of the rights and liabilities attaching to the Convertible Note and the Company Shares; (b) information that: (i) has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules (Listing Rules); and (ii) investors and their professional advisors would reasonably require for the purpose of making an informed assessment of: (A) the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; and

(B) the rights and liabilities attached to the Convertible Note and the Company Shares; and (c) other additional information including content relating to the Company’s status as a disclosing entity which is required under the Class Order. 2. Offer of the Convertible Note 2.1 No Offer No offer or invitation is made pursuant to this Cleansing Notice for any person to subscribe for or apply to acquire any Convertible Note or Company Shares. 2.2 Summary of the Convertible Note Terms Details of the key terms of the Convertible Note are set out as follows; Each Note shall be regarded as a Convertible Note, subject to the terms of the Note Deed and convertible into ordinary shares and including the following additional terms and conditions: (a) At the written election of a Noteholder (Conversion Notice) provided to the Company (i) at any time with respect to the principal (Face Value) of the Convertible Note, and (ii) within the applicable Interest Conversion Period with respect to accrued but unpaid interest relating to the Convertible Note at that time (Outstanding Interest) the Convertible Notes may be converted into that number of ordinary shares calculated by dividing the Face Value or the Outstanding Interest (as the case may be) by the Conversion Price (b) Conversion Price means (i) where the Company undertakes an equity raising in the period from the Completion Date until 6 months after the AGM Date (Equity Raising Period), the Noteholder will have 14 days from announcement of that equity raising to convert all or part of the Face Value or the Outstanding Interest (as the case may be), with a Conversion Price equivalent to the issue price under that equity raising, or (ii) in all other circumstances after the expiry of the Equity Raising Period, the Noteholder may convert all or part of the Face Value or the Outstanding Interest (as the case may be) at a 10% discount to the 5 day VWAP immediately preceding the date of the relevant Conversion Notice. (c) If there is any bonus issue of ordinary shares, reorganisation or reconstruction of the issued share capital of the Company, including any consolidation, subdivision, reduction, cancellation or return, then the number of ordinary shares into which the Notes shall convert will be adjusted by the Company in accordance with Chapter 6 of the ASX Listing Rules as appropriate and consistent with the bonus issue, reorganisation or reconstruction with a view that the proportion which the ordinary shares to be issued to that Noteholder in accordance with the Note terms after the bonus issue, reorganisation or reconstruction has occurred bears to the total 2 securities on issue, is the same as it would have been had the bonus issue, reorganisation or reconstruction not occurred. 2.3 Purpose The Company will use the funds raised upon the issue of the Convertible Note to (i) be applied towards funding the continuing commercialisation and to facilitate the acceptance and growth of the Company’s flagship lead breast cancer risk test, BREVAGenplus; and (ii) General working capital purposes 3. Convertible Note 3.1 Effect of the issue of Convertible Note on the Company The issue of the Convertible Note will result in an: (a) Increase in the indebtedness of the Company to the Convertible Noteholders, by the principal amount of the Notes, AUD 2.150 million, plus accrued interest, accruing at the coupon rate of 10% per annum. 3.2 Effect on Capital Structure The capital structure of the Company will be affected by any conversion of the Convertible Note which will result in additional Company Shares being issued. At that time, the Company’s debt position will correspondingly decrease. The number of Company Shares issued on any conversion of the Convertible Note will be calculated by dividing the outstanding principal amount by the “conversion price”. If the Convertible Note is converted at a conversion price of $0.015 per share, the share capital structure of the Company before and after the conversion would be as appears in the Table below. The impact of the issue of the Convertible Note on the capital structure of the Company is detailed below, to outline - (A) current issued capital immediately prior to the issue of the Convertible Note; and (B) share capital structure assuming conversion of the Convertible Note in full (ie, the maximum number of shares which may be issued under the Convertible Note terms); (A) Current issued capital as at 2 December 2014 778,689,862 (B) Maximum number of Company Shares to be issued under the Convertible Note 143,333,333 TOTAL 922,023,195

Listed and unlisted options issued by the Company, (prior to the issue of Convertible Note) are as set out below: Description of Options Number Options at $0.19, expiring 31/3/2016 (GTGAW) 1,875,000 Options at $0.20, expiring 31/7/2016 (GTGAM) 1,000,000 Options at $0.12, expiring 21/2/2017 (GTGAK) 750,000 Options at $0.14, expiring 29/8/2017 (GTGAO) 2,650,000 Options at $0.10, expiring 1/12/2017 (GTGAQ 250,000 Options at $0.10, expiring 25/1/2018 (GTGAS) 500,000 Options at $0.105, expiring 11/7/2018 (GTGAY) 750,000 Options at $0.04, expiring 31/5/2019 (GTGAA) 6,875,000 4. Rights and liabilities of the GTG Shares This section provides a summary of the rights attaching to the Company Shares and is not to be taken as to be exhaustive or to constitute a definitive statement of the rights and liabilities of shareholders of the Company (Company Shareholders). The full terms of the rights and liabilities attaching to the Company Shares is contained in the Company Constitution (a copy of the Constitution is available from the Company on request free of charge). The rights and liabilities attaching to the Company Shares can involve complex questions of law arising from an interaction of the Company's constitution with statutory and common law requirements. For a Company Shareholder to obtain a definitive assessment of the rights and liabilities which attach to the Company Shares in specific circumstances, the Company Shareholder should seek their own legal advice. (a) General Meetings and Notice Each Shareholder is entitled to receive notice of all general meetings of the Company and to receive all notices, accounts and other documents required to be sent to Shareholders under the Constitution, the Corporations Act or the Listing Rules. Shareholders are entitled to be present in person, or by proxy, attorney or representative to attend and vote at general meetings of the Company. Shareholders may requisition meetings in accordance with section 249D of the Corporations Act.

(b) Voting Rights Subject to any rights or restrictions for the time being attached to any class or classes of the Company Shares, at general meetings of Shareholders or classes of Shareholders: (i) each Shareholder entitled to vote may vote in person or by proxy, attorney or representative; (ii) on a show of hands, every person present who is a Shareholder or a proxy, attorney or representative of a Shareholder entitled to vote has one vote; and (iii) on a poll, every person present who is a Shareholder or a proxy, attorney or representative of a Shareholder entitled to vote shall, in respect of each fully paid Company Share held by him or her, or in respect of which he or she is appointed a proxy, attorney or representative, have one vote for every fully paid Company Share, but in respect of partly paid Company Shares shall have a fraction of a vote equal to the proportion that the amount paid bears to the issue price of the Company Shares. (c) Dividend Rights While there is no guarantee of any dividends or distributions by the Company, the Directors may from time to time declare dividends in compliance with the Corporations Act. Subject to the rights of persons entitled to Company Shares with special rights as to dividends (at present there are none), all dividends are paid in the proportion that the amounts paid on those Company Shares bear to the issue price of the Company Shares. (d) Winding Up If the Company is wound up, the liquidator may, with the authority of a special resolution, divide among the Shareholders in kind the whole or any part of the property of the Company, and may for that purpose set such value as he or she considers fair upon any property to be so divided, and may determine how the division is to be carried out as between the Shareholders or different classes of Shareholders. (e) Transfer of Shares Shares in the Company are freely transferable, subject to formal requirements, and so long as the registration of the transfer does not result in a contravention of or failure to observe the provisions of a law of Australia and the transfer is not in breach of the Corporations Act or the Listing Rules. (f) Variation of Rights The Company may, subject to the Corporations Act and with the sanction of a special resolution passed at a meeting of Shareholders, or with the written consent of the majority of Shareholders in the affected class, vary or abrogate the rights attaching to Company Shares. 5. Continuous disclosure obligations 5.1 Continuous disclosure The Company is a "disclosing entity" for the purposes of section 111AC of the Act. As such, it is subject to regular reporting and disclosure obligations which require it to disclose to ASX any information of which it is, or becomes, aware concerning it and which a reasonable person would expect to have a material effect on the price or value of securities of the Company.

The Company is also required to prepare and lodge with ASIC yearly and half yearly financial statements accompanied by a directors' statement and report and an audit report or review. Copies of documents lodged with ASIC in relation to the Company may be obtained from or inspected at ASIC's office. The Company will provide a copy of each of the following documents, free of charge, to any person who asks for it: (d) the annual financial report for the financial year ended 30 June 2014, being the annual financial report most recently lodged with ASIC by the Company; and (e) any continuous disclosure notices given by the Company after the lodgement of the annual financial report referred to in paragraph (a) above and before the lodgement of this Cleansing Notice with ASX. Copies of documents lodged with ASIC in relation to the Company may be obtained from, or inspected at, an office of ASIC. Upon request, the Company will provide you with a copy of all documents used to notify the ASX of information relating to the Company (under the provisions of the Listing Rules) from 30 September 2014, being the date of lodgement of the Company's annual financial report for the year ending 30 June 2014, to the date of lodgement of this Notice, free of charge. A list of such documents is as follows: Date Description 01/10/2014 New Generation Test - BREVAGenplus Launch 02/10/2014 Appendix 3B 06/10/2014 BREVAGen test numbers - September quarter 2014 20/10/2014 Appendix 3B 27/10/2014 Notice of 2014 AGM, Sample Proxy and Annual Report 28/10/2014 Quarterly Reports - September 30 2014 30/10/2014 US Annual Report on Form 20-F 31/10/2014 Appendix 3B 06/11/2014 Nasdaq Notice 19/11/2014 Divestment of Australian heritage business completed 25/11/2014 2014 Annual General Meeting materials 25/11/2014 Key Managerial Appointments following the Resignation of CEO 25/11/2014 Intention of Board to offer Share Purchase Plan 25/11/2014 Results from 2014 Annual general Meeting 27/11/2014 Ironridge Converts Remaining Redeemable Convertible Note 28/11/2014 Appendix 3B 28/11/2014 Appendices 3Z 5.2 No further information to disclose Aside from the information contained in this Cleansing Notice and documents previously lodged by the Company with the ASX pursuant to its continuous disclosure obligations, there is no additional information that:

(a) has been excluded from a continuous disclosure notice in accordance with the Listing Rules; and (b) is information that investors and their professional advisers would reasonably require for the purpose of making an informed assessment of: (i) the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; and (ii) the rights and liabilities attaching to the Convertible Note, the Company Shares or any options to be issued on conversion of the Convertible Note. 6. No Responsibility Neither ASX nor the ASIC take responsibility for the contents of this Cleansing Notice.

The main terms of the Convertible Note are as follows: Term Description Notes Note holders are to subscribe for secured unlisted debt notes (Notes) with a face value and issued in a single denomination of $1.00 each. Maturity Date 4 years from the Issue Date. Attaching Option Company will subject to GTG shareholder approval also grant to the Note holders attaching options (Options) to purchase Shares based on their Subscription Amount subscribed. The number of Options to issue to each Note holder will be calculated by dividing the Subscription Amount by the lesser of the 5 day VWAP (a) preceding time of announcement of the entry into the Note (namely $0.025) and (b) following the EGM date for approval of grant of Options. GTG Shareholder approval GTG Shareholder approval will be sought for the approval of the Notes being regarded as convertible, any Shares to be issued on conversion of the Notes (once convertible) and also to the issue of the attaching Options (and resulting Shares on exercise of an Option). If Shareholder approval is not obtained by the date being 90 days from the issue of the Note (EGM Date), the interest rate of 20% per annum (Default Interest Rate) will apply to all outstanding Notes, no Options will be issued and the Note holder may require GTG to redeem the Notes after 90 days of the EGM Date (Accelerated Redemption) with an additional payment (at the Default Interest Rate) also being required. Interest rate Interest accrues at the rate of 10 percent (10%) per annum (Interest Rate). If an Event of Default occurs, the interest rate is to be increased to 20 percent (20%) per annum. Secured The Notes are to be secured by a first ranking charge over the assets of the Company. Early repayment The Notes must be repaid (together with accrued but unpaid interest) in the circumstances of an Event of Default. Repayment on Maturity date The Notes along with any accrued and unpaid interest is to be will be repaid by the Company on the Maturity Date. Convertible Note Certificate Where GTG shareholder approval is obtained to the Notes becoming convertible, GTG will issue the Note holders with a replacement certificate (Convertible Note Certificate) confirming that the Notes are from the date of issue of that Convertible Note Certificate regarded as being convertible. Conversion Price The Convertible Notes may only be Converted on the following basis: • where the Company undertakes an equity raising before EGM Date, the Note holder will have 14 days from announcement of that equity raising to convert all or part of the Convertible Notes at the issue price under that equity raising; • in all other circumstances, the Note holder may convert all or part of the Convertible Notes following EGM approval at a 10% discount to the 5 day VWAP immediately preceding the date of the relevant conversion notice.

Term Description Company may elect to make the Notes convertible (in whole or in part) Notwithstanding the other provision, the Company may elect at any time to make the Notes convertible in compliance with the ASX Listing Rules on written notice to the Note holder, at which time the Notes will be subject to the same conversion terms. Company early repayment The Company may at any time prior to the Maturity Date, but not earlier than 6 months after the issue of the Note, redeem the outstanding Notes for an amount equal to (a) principal outstanding plus 20% interest for 12 month period (if no Options) or principal outstanding plus 10% for 12 month period (if shareholders have approved the grant of the Options and the Options have been granted); PLUS (b) interest accrued up to the date of redemption, Provided that a Note has 14 days to elect to convert all of part of their Convertible Notes. Listing The Notes / Convertible Notes and any accompanying Options will not be listed or quoted on any recognised stock or securities exchange.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5 Appendix 3B New issue announcement, application for quotation of additional securities and agreement Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12 Name of entity GENETIC TECHNOLOGIES LIMITED ABN 17 009 212 238 We (the entity) give ASX the following information. Part 1 - All issues You must complete the relevant sections (attach sheets if there is not enough space). 1 +Class of +securities issued or to be issued Convertible Notes 2 Number of +securities issued or to be issued (if known) or maximum number which may be issued 2,150,000 Convertible Notes 3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) As outlined in the Notice for the Annual General Meeting, the Convertible Notes were approved at the Meeting on 25 November, 2014

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment Any ordinary shares issued as a result of the conversion of Convertible Notes will rank equally with all existing ordinary shares 5 Issue price or consideration The original subscription price of the debt notes was $1.00 per Note. There will be no additional funds received by the Company for the Notes becoming Convertible Notes. The Noteholder may convert all or part of the Face Value or the Outstanding Interest at a 10% discount to the 5 day VWAP immediately preceding the date of the relevant Conversion Notice. 6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets) To provide the Company with general working capital and to fund the continuing commercialisation and to facilitate the acceptance and growth of the Company’s flagship lead breast cancer risk test BREVAGenplusTM. 6a Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A? If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i No 6b The date the security holder resolution under rule 7.1A was passed Not applicable 6c Number of +securities issued without security holder approval under rule 7.1 Not applicable 6d Number of +securities issued with security holder approval under rule 7.1A Not applicable

6e Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting) Not applicable 6f Number of securities issued under an exception in rule 7.2 Not applicable 6g If securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the issue date and both values. Include the source of the VWAP calculation. Not applicable 6h If securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements Not applicable 6i Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements 104,482,546 7 Dates of entering +securities into uncertificated holdings or despatch of certificates Not applicable Number +Class 8 Number and +class of all +securities quoted on ASX (including the securities in section 2 if applicable) 778,689,862 Ordinary shares

Number +Class 9 Number and +class of all +securities not quoted on ASX (including the securities in section 2 if applicable) 1,875,000 1,000,000 750,000 2,650,000 250,000 500,000 750,000 6,875,000 2,150,000 Options at $0.19, exp. 31/3/2016 (GTGAW) Options at $0.20, exp. 31/7/2016 (GTGAM) Options at $0.12, exp. 20/2/2017 (GTGAK) Options at $0.14, exp. 29/8/2017 (GTGAO) Options at $0.10, exp. 1/12/17 (GTGAQ) Options at $0.10, exp. 25/1/18 (GTGAS) Options at $0.105, exp. 11/7/18 (GTGAY) Options at $0.04, exp. 31/5/19 (GTGAA) Convertible Notes issued on 3 December 2014 10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) Not applicable

Part 2 - Bonus issue or pro rata issue 11 Is security holder approval required? 12 Is the issue renounceable or non-renounceable? 13 Ratio in which the +securities will be offered 14 +Class of +securities to which the offer relates 15 +Record date to determine entitlements 16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? 17 Policy for deciding entitlements in relation to fractions 18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7. 19 Closing date for receipt of acceptances or renunciations 20 Names of any underwriters 21 Amount of any underwriting fee or commission 22 Names of any brokers to the issue 23 Fee or commission payable to the broker to the issue 24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders 25 If the issue is contingent on +security holders’ approval, the date of the meeting 26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders 28 Date rights trading will begin (if applicable) 29 Date rights trading will end (if applicable) 30 How do +security holders sell their entitlements in full through a broker? 31 How do +security holders sell part of their entitlements through a broker and accept for the balance? 32 How do +security holders dispose of their entitlements (except by sale through a broker)? 33 +Despatch date Part 3 - Quotation of securities You need only complete this section if you are applying for quotation of securities 34 Type of securities (tick one) (a) Securities described in Part 1 (b) All other securities Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Appendix 3B New issue announcement Entities that have ticked box 34(a) Additional securities forming a new class of securities Tick to indicate you are providing the information or documents 35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders 36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over 37 A copy of any trust deed for the additional +securities Entities that have ticked box 34(b) 38 Number of securities for which +quotation is sought 39 Class of +securities for which quotation is sought 40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment 41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security) Number +Class 42 Number and +class of all +securities quoted on ASX (including the securities in clause 38) + See chapter 19 for defined terms. 01/08/2012 Appendix 3B Page 7

Appendix 3B New issue announcement  Quotation agreement 1 +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides. 2 We warrant the following to ASX.  The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.  There is no reason why those +securities should not be granted +quotation.  An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act. Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty  Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.  If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section I 019B of the Corporations Act at the time that we request that the +securities be quoted. 3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement. 4 We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete. Sign here: Chief Executive Officer Date: 3 December 2014  Print name: Alison Mew ====::==== + See chapter 19 for defined terms. Appendix 3B Page 8 01/08/2012

Appendix 3B New issue announcement Appendix 3B – Annexure 1 Calculation of placement capacity under rule 7.1 and rule 7.1A for +eligible entities Introduced 01/08/12 Part 1 Rule 7.1 – Issues exceeding 15% of capital Step 1: Calculate “A”, the base figure from which the placement capacity is calculated Insert number of fully paid ordinary securities on issue 12 months before date of issue or agreement to issue 572,694,101 Add the following: • Number of fully paid ordinary securities issued in that 12 month period under an exception in rule 7.2 • Number of fully paid ordinary securities issued in that 12 month period with shareholder approval • Number of partly paid ordinary securities that became fully paid in that 12 month period Note: • Include only ordinary securities here – other classes of equity securities cannot be added • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items 271,349,841 Subtract the number of fully paid ordinary securities cancelled during that 12 month period 75,937,500 “A” 768,106,442 Step 2: Calculate 15% of “A” “B” 0.15 [Note: this value cannot be changed] Multiply “A” by 0.15 115,065,966 See chapter 19 for defined terms. Appendix 3B Page 9 01/08/2012

Appendix 3B New issue announcement Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used Insert number of equity securities issued or agreed to be issued in that 12 month period not counting those issued: • Under an exception in rule 7.2 • Under rule 7.1A • With security holder approval under rule 7.1 or rule 7.4 Note: • This applies to equity securities, unless specifically excluded – not just ordinary securities • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items “C” 10,583,420 Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1 “A” x 0.15 Note: number must be same as shown in Step 2 115,065,966 Subtract “C” Note: number must be same as shown in Step 3 10,583,420 Total [“A” x 0.15] – “C” 104,482,546 [Note: this is the remaining placement capacity under rule 7.1] See chapter 19 for defined terms. Appendix 3B Page 10 01/08/2012

Appendix 3B New issue announcement Part 2 Rule 7.1A – Additional placement capacity for eligible entities Step 1: Calculate “A”, the base figure from which the placement capacity is calculated “A” Note: number must be same as shown in Step 1 of Part 1 Step 2: Calculate 10% of “A” “D” 0.10 Note: this value cannot be changed Multiply “A” by 0.10 Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used Insert number of equity securities issued or agreed to be issued in that 12 month period under rule 7.1A Notes: • This applies to equity securities – not just ordinary securities • Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed • Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained • It may be useful to set out issues of securities on different dates as separate line items “E” See chapter 19 for defined terms. Appendix 3B Page 11 01/08/2012

Appendix 3B New issue announcement Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A “A” x 0.10 Note: number must be same as shown in Step 2 Subtract “E” Note: number must be same as shown in Step 3 Total [“A” x 0.10] – “E” Note: this is the remaining placement capacity under rule 7.1A See chapter 19 for defined terms. Appendix 3B Page 12 01/08/2012